Mail Stop 4561

	  October 5, 2005

T. Kendall Hunt
Chairman and Chief Executive Officer
VASCO Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook, IL 60181

	Re:	VASCO Data Security International, Inc.
		Registration Statement on From S-3
		Filed April 29, 2005
		File No. 333-124458
		Form 10-K for Fiscal Year Ended
		December 31, 2004
		Filed March 31, 2005
		File No. 0-24389

Dear Mr. Hunt:

      We have reviewed your response letter dated September 6,
2005
and have following comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A Filed May 23, 2005

1. We note your response to our previous comments no. 5 and 6 and your request that the Staff not require a re-audit of AOS-Hagenuk`s financial statements. Pursuant to Article 3-05 of Regulation S-X, AOS-Hagenuk B.V. financial statements need to be audited in accordance with US generally accepted accounting standards and the audit firm must meet the U.S independence standards and therefore, the Company`s request for a waiver is denied. Also, the audit opinion should include the name of the accounting firm performing the audit pursuant to Article 2-02 of Regulation S-X. Please revise your
Form 8-K accordingly.

      We have not yet received the written representation that we requested in our prior comment letter. Please provide the requested response.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kari Jin at (202) 551-3481, or Kathleen
Collins
at (202) 551-3499, if you have questions or comments on the
financial
statements and related matters.  Please contact Hugh Fuller at
(202)
551-3853 or me at (202) 551-3730 with other questions.


	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Robert B. Murphy
	Pepper Hamilton LLP
	600 14 Street, NW
	Washington, DC 20005
	Fax no. (202) 220-1665
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Mr. Hunt
VASCO Data Security International, Inc.
October 5, 2005
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